Firm Business Locations

COMMODITY FUTURES TRADING COMMISSION
NATIONAL FUTURES ASSOCIATION

Filed on January 31, 2025

NFA ID 0283953 BANK OF NOVA SCOTIA THE
Submitted by LIAM OFLAHERTY (OFLAHERTYL1)

Business Information

Street Address 1	**1709 HOLLIS STREET**
City	**HALIFAX**
Province	**NOVA SCOTIA**
Zip/Postal Code	**B3J 3B7**
Country	**CANADA**
Phone Number	**416-866-6161**
Fax Number	**Not provided**
Email	**Not provided**
Website/URL	**WWW.SCOTIABANK.COM**
CRD/IARD ID	**Not provided**

Exempt Foreign Firm Contact Information

Exempt Foreign Firm Contact Address

First Name	**VARUN**
Last Name	**VASUDEV**
Title	**HEAD OF REGULATORY RELATIONS**
Street Address 1	**250 VESEY STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10281**
Country	**UNITED STATES**
Phone	**(1) 212-225-5336**
Email	**VARUN.VASUDEV@SCOTIABANK.COM**

Location of Business Records

Street Address 1	**SCOTIA PLAZA**
Street Address 2	**40 KING STREET WEST W**
City	**TORONTO**
Province	**NOVA SCOTIA**
Zip/Postal Code	**M5H 1H1**
Country	**CANADA**

Registration Contact Information

First Name	**SYDNEY**
Last Name	**CANESSA**
Title	**COMPLIANCE OFFICER**
Street Address 1	**250 VESEY STREET**
Street Address 2	**24TH FLOOR**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10281**
Country	**UNITED STATES**
Phone	**6467340249**
Email	**SYDNEY.CANESSA@SCOTIABANK.COM**

Enforcement/Compliance Communication Contact Information

First Name	**VARUN**
Last Name	**VASUDEV**
Street Address 1	**250 VESEY STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10281**
Country	**UNITED STATES**
Phone	**(1) 917 971-5563**
Email	**VARUN.VASUDEV@SCOTIABANK.COM**

First Name	**JOHN**
Last Name	**VEISE**
Title	**CHIEF COMPLIANCE OFFICER**
Street Address 1	**250 VESEY STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10281**
Country	**UNITED STATES**
Phone	**917-828-5365**
Email	**JOHN.VEISE@SCOTIABANK.COM**

Membership Contact Information

Membership Contact

First Name	**SYDNEY**
Last Name	**CANESSA**
Title	**COMPLIANCE OFFICER**
Street Address 1	**250 VESEY STREET**
Street Address 2	**24TH FLOOR**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10281**
Country	**UNITED STATES**
Phone	**6467340249**
Email	**SYDNEY.CANESSA@SCOTIABANK.COM**

Accounting Contact

First Name	**SHAREZ**
Last Name	**LAWS**
Title	**ASSOCIATE**
Street Address 1	**40 TEMPERANCE STREET**
City	**TORONTO**
Province	**ONTARIO**
Zip/Postal Code	**M5H 0B4**
Country	**CANADA**
Phone	**(437) 553-9706**
Email	**SHAREZ.LAWS@SCOTIABANK.COM**

Arbitration Contact

First Name	**ANNA**
Last Name	**DOMYANCIC**
Title	**DIRECTOR SENIOR LEGAL COUNSEL**
Street Address 1	**250 VESEY STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10281**
Country	**UNITED STATES**
Phone	**917-603-9083**
Email	**ANNA.DOMYANCIC@SCOTIABANK.COM**

Compliance Contact

First Name	**VARUN**
Last Name	**VASUDEV**
Title	**REGULATORY RELATONS**
Street Address 1	**250 VESEY STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10281**
Country	**UNITED STATES**
Phone	**(1) 917 9715563**
Email	**VARUN.VASUDEV@SCOTIABANK.COM**

Chief Compliance Officer Contact

First Name	**JOHN**
Last Name	**VEISE**
Title	**SWAP DEALER CCO**
Street Address 1	**250 VESEY STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10281**
Country	**UNITED STATES**
Phone	**917-828-5365**
Email	**JOHN.VEISE@SCOTIABANK.COM**

Registration Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.